FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001-56

Registry of Commerce (NIRE) No. 35.300.089.901

São Paulo, December 11, 2014

MANAGEMENT PROPOSAL FOR THE SPECIAL SHAREHOLDERS’ MEETING TO BE HELD ON DECEMBER 29 2014

CONTENTS

MANAGEMENT PROPOSAL	3
ANNEX I TO THE MANAGEMENT PROPOSAL – PROTOCOL	8
ANNEX II TO THE MANAGEMENT PROPOSAL – ARTICLE 21 OF ICVM 481/2009 – INFORMATION ON APPRAISERS	14

MANAGEMENT PROPOSAL

To all Shareholders:

The management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD” or “Company”), under Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Act”), and under CVM Instruction No. 481, dated December 17, 2009, as amended from time to time (“ICVM 481/09”), hereby submits this proposal (“Proposal”) to you, as you will be gathered at a special shareholders’ meeting to be held on December 29, 2014, at 10:00 a.m., at the Company headquarters, located at Avenida Brigadeiro Luís Antônio, 3142, sala 1 [room], in the Capital city of the State of São Paulo (“SSM”).

1.                  OBJECT

The purpose of this Proposal is to define the terms and conditions relative to the transaction necessary to conduct the corporate restructuring of the economic group to which the Company belong, which consists in the merger of the Subsidiaries (as defined below) into CBD (the “Merger”), upon the subsequent closing of the Subsidiaries, which shall cease to exist.

2.                  MERGER TRANSACTION

The proposed transaction consists in the Merging of the following companies, which on the date of the Merger shall be wholly owned by CBD (the “Subsidiaries” or “Merged Companies”), into CBD:

(i).               VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 1º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.170.941/0001-12, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.320.565 (“Vedra”);

(ii).             GPA 4 EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.732.612/0001-95, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.376.226 (“GPA 4”);

(iii).           ECQD PARTICIPAÇÕES LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, Jardim Paulista [District], CEP [zip code], 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.707.968/0001-00, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.225.840.781 (“ECQD”);

(iv).           API SPE 06 - PLANEJAMENTO E DESENVOLVIMENTO DE EMPREENDIMENTOS IMOBILIÁRIOS LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 08.799.584/0001-19, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.221.176.453 (“API SPE 06”);

(v).             GPA 5 EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.732.615/0001-29, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.376.234 (“GPA 5”);

(vi).           MONTE TARDELI EMPREENDIMENTOS E PARTICIPAÇÕES S/A, a closely-held Corporation, with registered office in the Capital city of São Paulo, at Av. Brigadeiro Luis Antônio, 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.561.904/0001-02, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.300.375.769 (“Monte Tardeli”);

(vii).         P.A. PUBLICIDADE LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Alameda Lorena, 16, 9º andar [floor], Jardim Paulista [District], CEP [zip code] 01424-000, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 04.565.015/0001-58, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.217.028.763 (“PAPU”);

(viii).       VANCOUVER EMPREENDIMENTOS E PARTICIPAÇÕES LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Avenida Brigadeiro Luis Antônio, 3.172, 2º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.145.976/0001-00, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.219.661.536 (“Vancouver”); and

(ix).           DUQUE CONVENIÊNCIAS LTDA., a Brazilian Limited Liability Company with registered office in the Capital city of São Paulo, at Rua Joaquim Carlos, 1358/1380, Loja 03 [Store], Centro [District], CEP [zip code] 03019-000, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.888.660/0001-08, with its organizational documents duly registered with the Registry of Commerce of the State of São Paulo (“JUCESP”) under NIRE 35.219.994.861 (“Duque”).

2.1.            General Description of the Merger

The Merger involves companies belonging to the same economic group to which the Company belongs and which is part of a larger restructuring project of the group that aims to obtain substantive benefits of administrative, economic and financial character, particularly in view of the rationalization and simplification of the corporate structure of the group, which shall enable consolidating and reducing operational expenses and making feasible to capture operational and fiscal synergies of the companies belonging to the group.

2.2.            Protocol

As stated in the Brazilian Corporations Act, the terms and conditions of the Merger shall be set forth in a protocol agreed on and executed between the management bodies or between the members of the companies involved.

The abovementioned protocol shall include the following information: (i) the net equity assessment criteria, the date of said assessment, and the treatment of the further equity variations; (ii) how rights and obligations will be transferred following the Merger; (iii) the corporate actions necessary to resolve on the Merger; and (iv) all the other conditions to which the transaction may be subject.

In addition to the protocol, the statutes require preparation of a justification of the transaction to be submitted to the shareholders’ meeting concerning the companies involved, providing details on: (i) the reasons or purposes of the transaction, and the interest of the company therein; and (ii) the subsequent end of the Subsidiaries as a result of the Merger, without any increase in CBD’s corporate capital, since CBD shall be the owner of the whole corporate capital of the Merged Companies on the date of the Merger.

In compliance with the statutory requirement, the managements of both the Company and the Subsidiaries executed the “Protocol and Justification of Merger of Subsidiaries into Companhia Brasileira de Distribuição”, which outlines the terms and conditions and the justification of the Merger (the “Protocol”) and which is an integral part of this Management Proposal under Annex I.

One should point out that the Protocol is available for all shareholders at the Company headquarters and on the respective webpages of the Company, the Brazilian Securities and Exchange Commission (“CVM”), and the commodities and futures exchanges BM&FBOVESPA S.A. – (Bolsa de Valores, Mercadorias e Futuros - “BM&FBOVESPA”), on the Internet.

2.3.            Assessment Report

The assessment report relative to the Merged Companies’ accounting net assets to be transferred to the Company (“Assessment Report”), as provided for under Article 226 of the Brazilian Corporations Act, was prepared by Magalhães Andrade (as defined below), an independent assessment company engaged by the Company management. According to corporate statutes, the hiring of Magalhães Andrade must be approved by the Company’s shareholders and by the member and shareholder of the Merged Companies, as applicable, at a special shareholders’ meeting or upon amendment to the articles of organization.

As per the Assessment Report, the amount of the net assets of the Merged Companies to be transferred to the Company, assessed on the base date of September 30, 2014, is one hundred six million, five hundred twenty-seven thousand, two hundred forty-four reals and eighteen cents (R$106,527,244.18). One must observe that, under the Protocol, CBD shall absorb any equity variations occurred between the base date of the assessment and the effective date of the merger.

The Assessment Report is available to the shareholders at the Company headquarters and on the respective webpages of the Company, CVM and BM&FBOVESPA on the Internet.

2.4.            Information on the Appraiser

The Company management, for purposes of Article 21 of ICVM 481/09, presents the following information on Magalhães Andrade S/S Auditores Independentes, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 62.657.242/0001-00, registered with CRC/SP under No. 2SP000233/O-3, with registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º andar [floor], Jardim Paulistano [District], CEP [zip code] 01452-001 (“Magalhães Andrade”), engaged to provide services as the company responsible for preparing the accounting assessment report relative to the Merger:

✓    Recommended appraiser. For preparation of the assessment report of the accounting net assets of the Subsidiaries, the Company management recommended the services of the independent company Magalhães Andrade.

✓    Description of Magalhães Andrade’s technical qualification. The description of Magalhães Andrade’s technical qualification to prepare the accounting assessment report is contained in Annex II attached hereto.

✓    Service Proposal Presented. The service proposal presented by Magalhães Andrade to the Company is available for consultation by the Shareholders at the Company’s headquarters.

✓    Relationship between Magalhães Andrade, the Company and Related Parties along the past three (3) years. No relevant relationship exists between Magalhães Andrade, the Company and Related Parties.

2.5.            Merging of Subsidiaries

As a result of the Merger of the Subsidiaries into CBD, said Subsidiaries shall cease to exist and the corporate capital of CBD shall not be altered, since CBD shall be, on the date of the Merger, the holder of the total corporate capital of the Merged Companies.

2.6.            Other applicable terms

The managements of the companies involved in the Merger shall be in charge of taking all of the actions, registrations and official annotations necessary for implementation thereof.

If approved, the Merger shall become effective as of December 31, 2014.

3.                  CORPORATE APPROVALS

This proposal was approved by the Company Board of Directors at a meeting held on December 11, 2014, as per the minutes of the meeting of the board of directors available to all shareholders at the Company’s headquarters and on the respective webpages of the Company, CVM, and BM&FBOVESPA on the Internet.

4.                  MATTERS TO BE RESOLVED AT THE SSM

The following matters shall be resolved at the SSM:

a.                   Ratification of the execution of the Protocol by the managements of both the Company and the Subsidiaries;

b.                  Ratification of the hiring of Magalhães Andrade as specialized company which conducted the accounting assessment of the Subsidiaries’ net equity on the base date of September 30, 2014, for purposes of the Merger;

c.                  Approval of the Assessment Report;

d.                  Approval of the Merger; and

e.                   Should the matters above be approved, authorization for the Company managers to take all the actions necessary to enforce the resolutions proposed and approved by the Company’s shareholders.

5.                  CONCLUSIONS

For the reasons above and according to the corporate law, the Company Bylaws and the provisions set forth in this Proposal, the Company management recommends that you approve the Merger at the Special Shareholders’ Meeting of the Company, to be held on December 29, 2014, as well as all the other matters related thereto, as described in item 4 above.

The shareholders intending to be represented by proxies at the SSM herein called are asked to send the relevant documents making proof of their capacity of Company shareholders and the proxies at least seventy-two (72) hours before the time set for the Meeting to take place. The documents shall be sent to the Corporate Legal Department of the Company, at Avenida Brigadeiro Luis Antonio, 3.142, in this Capital City, with acknowledgment of receipt.

To conclude, the management states that this Proposal, the Assessment Report, the Protocol, the Material Fact, under CVM Instruction 319, dated Dec.03.1999, and the Call Notice for said SSM, are available for consultation at the Company’s headquarters, on the respective webpages of the Company, CVM, and BM&FBOVESPA on the Internet.

São Paulo, December 11, 2014

THE MANAGEMENT

ANNEX I TO THE MANAGEMENT PROPOSAL

Protocol and Justification for the Merger of Subsidiaries with and into

Companhia Brasileira de Distribuição

By this private instrument,

(A)       Companhia Brasileira de Distribuição, a publicly held corporation, organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.142, Jardim Paulista, Postal Code 01402-000, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance (“CNPJ/MF”) under No. 47.508.411/0001-56 and with its acts of incorporation duly registered before the Board of Trade of São Paulo (“JUCESP”) under NIRE 35.300.089.901, hereinafter referred to as “CBD” or “Surviving Company”;

(B)       Vedra Empreendimentos e Participações S.A., a company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, 1st floor, Jardim Paulista, Postal Code 01402-901, enrolled with the CNPJ/MF under No. 07.170.941/0001-12 and with its acts of incorporation duly registered before JUCESP under NIRE 35.300.320.565, hereinafter referred to as “Vedra”;

(C)       GPA 4 Empreendimentos e Participações S.A., a company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, 3rd floor, Jardim Paulista, Postal Code 01402-901, enrolled with the CNPJ/MF under No. 11.732.612/0001-95 and with its acts of incorporation duly registered before JUCESP under NIRE 35.300.376.226, hereinafter referred to as “GPA 4”;

(D)       ECQD Participações Ltda., a limited liability company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, Jardim Paulista, Postal Code 01402-901, enrolled with the CNPJ/MF under No. 07.707.968/0001-00 and with its acts of incorporation duly registered before JUCESP under NIRE 35.225.840.781, hereinafter referred to as “ECQD”;

(E)       API SPE 06 - Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., a limited liability company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, 3rd floor, Jardim Paulista, Postal Code 01402-901, enrolled with the CNPJ/MF under No. 08.799.584/0001-19 and with its acts of incorporation duly registered before JUCESP under NIRE 35.221.176.453, hereinafter referred to as “API SPE 06”;

(F)       GPA 5 Empreendimentos e Participações S/A, a company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, 3rd floor, Jardim Paulista, Postal Code 01402-901, enrolled with the CNPJ/MF under No. 11.732.615/0001-29 and with its acts of incorporation duly registered before JUCESP under NIRE 35.300.376.234, hereinafter referred to as “GPA 5”;

(G)       Monte Tardeli Empreendimentos e Participações S/A, a company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, 3rd floor, Jardim Paulista, Postal Code 01402-901, enrolled with the CNPJ/MF under No11.561.904/0001-02 and with its acts of incorporation duly registered before JUCESP under NIRE 35.300.375.769, hereinafter referred to as “Monte Tardeli”;

(H)       P.A. Publicidade Ltda., a limited liability company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Alameda Lorena, No. 16, 9th floor, Jardim Paulista, Postal Code 01424-000, enrolled with the CNPJ/MF under No. 04.565.015/0001-58 and with its acts of incorporation duly registered before JUCESP under NIRE 35.217.028.763, hereinafter referred to as “PAPU”;

(I)        Vancouver Empreendimentos e Participações Ltda., a limited liability company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, No. 3.172, 2nd floor, Jardim Paulista, Postal Code 01402-901, enrolled with the CNPJ/MF under No. 07.145.976/0001-00 and with its acts of incorporation duly registered before JUCESP under NIRE 35.219.661.536, hereinafter referred to as “Vancouver”; and

(J)        Duque Conveniências Ltda., a limited liability company organized and existing according to the laws of the Federative Republic of Brazil, with headquarters in the City of São Paulo, State of São Paulo, at Rua Joaquim Carlos, No. 1358/1380, Store 03, Centro, Postal Code 03019-000, enrolled with the CNPJ/MF under No. 07.888.660/0001-08 and with its acts of incorporation duly registered before JUCESP under NIRE 35.219.994.861, hereinafter referred to as “Duque”;

Vedra, GPA 4, ECQD, API SPE 06, GPA 5, Monte Tardeli, PAPU, Vancouver and Duque, hereinafter referred to, individually, as “Merged Company” or “Subsidiary” and, jointly, as “Merged Companies” or “Subsidiaries”.

by their respective undersigned managers, decide to execute this Protocol and Justification for the Merger of Subsidiaries with and into CBD (the “Protocol”), for all legal purposes and effects, according to Article 223 and following articles of Law No. 6,404, as amended and in effect, (the “Brazilian Corporations Law”), pursuant to the following terms and conditions:

1.         Justification

1.1.      CBD is a publicly-held company, which capital stock, totally subscribed and totally paid-in, is of six billion, seven hundred and ninety one million, nine hundred and eighty thousand, twelve Brazilian Reais and six cents (R$6.791.980.880,06), divided into two hundred and sixty five million, two hundred and eighty three thousand, three hundred and eight (265.283.308) shares with no par value, being ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one (99.679.851) common shares and one hundred and sixty five million, six hundred and three thousand, four hundred and fifty seven (165.603.457) preferred shares, all with no par value.

1.2.      The Subsidiaries are limited liability companies and closely-held companies, which capital stock, totally subscribed and totally paid-in, are divided into quotas or shares, as applicable, which shall be held by CBD, in its entirety, on the date of the Incorporation.

1.3.      Considering that CBD shall be the only quotaholder and shareholder, as applicable, of the Subsidiaries, the merger of the Subsidiaries with and into CBD (the “Merger”) is highly convenient for the corporate interests of the Subsidiaries and CBD, since the unification of the activities and management of the companies shall result in administrative, economic and financial benefits, by means of the rationalization and simplification of its corporate structure, what makes possible to consolidate and reduce its combined operating expenditures and expenses and enables the capture of operational and fiscal synergies of the group entities.

2.         Transfer of Equity and Effectiveness of the Incorporation

2.1.      Transfer of Equity and Appraisal: Upon the Merger, all the Subsidiaries’ net equity shall be transferred to CBD, with the consequent dissolution of the Subsidiaries. For the Merger purposes, the net equity of the Subsidiaries was valued based on its book value on the base date of September 30, 2014. The appraisal report of the net assets of the Subsidiaries to be transferred to CBD was prepared by Magalhães Andrade S/S Auditores Independentes, a company enrolled with the CNPJ/MF under No. 62.657.242/0001‐00, with headquarters in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6th floor, Jardim Paulistano, Postal Code 01452‐001, duly registered with the Regional Accounting Council of the State of São Paulo (CRC/SP) under No. 2SP000233/O‐3 (“Magalhães Andrade”), a specialized company which prepared the valuation of the Subsidiaries, on the base date of September 30, 2014 (the “Appraisal Report”), hired ad referendum of the quotaholders and shareholders of the Subsidiaries and of the shareholders of CBD, which is attached to this Protocol as Exhibit 2.1.

2.1.1    Magalhães Andrade declared to not have any conflict of interest or common interest, present or potential, with the controlling shareholders or quotaholders of CBD and the Subsidiaries or upon their minority shareholders and/or quotaholders and from other companies of their respective groups, regarding the Merger.

2.2.      Appraisal: Magalhães Andrade valued all equity of the Subsidiaries at the value of one hundred and six million, five hundred and twenty-seven thousand, two hundred and forty-four Reais and eighteen cents (R$106,527,244.18).

2.3.      Equity Changes: The equity changes occurred between September 30, 2014 and the effective date of the Merger shall be absorbed by CBD.

2.4.      Increase of the Capital Stock and Net Worth of the Surviving Company: In case the Merger is approved by the Extraordinary Shareholders’ Meeting of CBD, as well as by the quotaholders upon Amendments to the Articles of Association or by the shareholders upon Extraordinary Shareholders’ Meeting, as applicable, of the Merged Companies, it shall not implicate in the increase of capital stock of CBD, once CBD shall be, on the date of the Incorporation, the holder of the totality of the capital stock of the Merged Companies.

2.5       Absence of the 264 report: In addition to the aforementioned considerations, CBD clarifies that within the scope of the Merger, the report provided for in Article 264 of the Brazilian Corporations Law will not be prepared, for the reasons outlined herein below:

2.5.1. Within the scope of the Merger, there are no minority interests in the entities which shall be merged into CBD to be safeguarded, once on the date of the Merger CBD all Subsidiaries shall have the totality of their quotas and shares held by CBD. Therefore, there is no share replacement ratio to be compared for the purposes of Article 264 of the Brazilian Corporate Law.

2.5.2. In this regard, as far as the shareholders of CBD are concerned, the report referred to in Article 264 of the Brazilian Corporate Law has a merely informative nature.

2.5.3.  Finally, the current shareholders of CBD will maintain the same interests held in CBD’s capital stock as prior to the implementation of the Merger, once CBD’s capital stock will not be increased and CBD will not issue new shares.

3.         Other Conditions Applicable to the Merger

3.1       Dissolution of the Merged Companies: With the Merger approval, the Subsidiaries shall be fully dissolved by operation of law.

3.2       Succession Rights and Obligations: CBD shall assume all assets and liabilities regarding the equity of the Subsidiaries which shall be transferred to it pursuant to this Protocol, being successor to all assets, rights and obligations of the Subsidiaries.

3.3.      Corporate Acts to Resolve on the Merger: The Merger, as well as the Appraisal Report and other terms and conditions of this Protocol, are subject to the approval of the quotaholders and shareholders, as applicable, of the Subsidiaries, and of the shareholders of CBD, upon Amendments to the Articles of Association or Extraordinary Shareholders’ Meeting, as applicable, of the Merged Companies, and at Extraordinary Shareholders’ Meeting of CBD, for examination and resolution on the Merger and justification set forth in this Protocol, including, without limitation, the dissolution of the Subsidiaries. The parties undertake to perform, and to cause their managers to perform, any other acts that may be necessary to implement the set forth in this Protocol, once approved by the quotaholders and shareholders, as applicable, of the Subsidiaries and by the shareholders of CBD.

3.4.      Effectiveness: In case the Merger is approved, it shall become effective as of December 31, 2014.

            In witness whereof, the parties execute this instrument in eleven (11) counterparts of equal content and for one sole effect, together with the two undersigned witnesses.

São Paulo, December 11th, 2014

Companhia Brasileira de Distribuição
_________________________	_________________________
Name:	Name:
Office:	Office:
Vedra Empreendimentos e Participações S/A
_________________________	_________________________
Name:	Name:
Office:	Office:
GPA 4 Empreendimentos e Participações S/A
_________________________	_________________________
Name:	Name:
Office:	Office:
ECQD Participações Ltda.
_________________________	_________________________
Name:	Name:
Office:	Office:
API SPE 06 Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda.
_________________________	_________________________
Name:	Name:
Office:	Office:
GPA 5 Empreendimentos e Participações S/A
_________________________	_________________________
Name:	Name:
Office:	Office:
Monte Tardeli Empreendimentos e Participações S/A
_________________________	_________________________
Name:	Name:
Office:	Office:
PA Publicidade Ltda.,
_________________________	_________________________
Name:	Name:
Office:	Office:
Vancouver Empreendimentos e Participações Ltda.
_________________________	_________________________
Name:	Name:
Office:	Office:
Duque Conveniências Ltda.
_________________________	_________________________
Name:	Name:
Office:	Office:

Witnesses:

1. ______________________________           2. ______________________________

    Name:                                                     Name:

    I.D.:                                                        I.D.:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Corporation

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001‐56

Registry of Commerce (NIRE) No. 35.300.089.901

SPECIAL SHAREHOLDERS’ MEETING

DECEMBER 29, 2014

ANNEXO II TO THE MANAGEMENT PROPOSAL

Annex 21 of ICVM 481/2009 – Information on Appraisers

1.                  List the appraisers recommended by the management

The Company Management recommends approval of the ratification of the hiring of MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, an auditing and consultancy company enrolled with the Accounting Regional Board of the State of São Paulo, under No. 2SP000233/0-3, registered with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 62.657.242/0001-00 and located at Av. Brigadeiro Faria Lima, 1893, - 6º andar [floor], Jardim Paulistano [District], in the city of São Paulo, State of SP, which prepared the Assessment Report.

2.                  Describe the qualification of the recommended appraisers

The appraiser recommended by the Company Management has renowned experience for purposes of preparation of the assessment report at issue, as one can see from its webpage (www.magalhaesandrade.com.br).

3. Provide copies of the service and compensation proposals made by the appraisers recommended

The compensation for the services provided by the appraiser recommended by the Company Management for preparation of the assessment report under scrutiny shall be ninety-eight thousand reals (R$ 98,000.00), as per the service proposal presented to the Company Management, and which is available for consultation by all Shareholders at the Company’s headquarters.

4. Describe any relevant relationship in the past three (3) years between the appraisers recommended and the parties related to the company, as defined by the accounting rules governing this subject matter.

Magalhães Andrade S/S Auditores Independentes has no relationships whatsoever with parties related to the Company.

(Free translation into English from the

original report previously issued in Portuguese)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Appraisal report on investees’ net assets at book value for merger purposes

11/21/14	1 00 065/14

MagalhãesAndrade S/S Auditores Independentes Av. Brigadeiro Faria Lima, 1893 6º andar 01452-001 São Paulo SP Brasil Tel (55 11) 3814-3377 Fax (55 11) 3813-4822 magalhaesandrade@magalhaesandrade.com.br

Dear Sirs

Shareholders and Quotaholders of

Companhia Brasileira de Distribuição,

Vancouver Empreendimentos e Participações Ltda.

Duque Conveniências Ltda.

PA Publicidade Ltda.

API SPE 06 Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda.

Monte Tardeli Empreendimentos e Participações S.A.

GPA 4 Empreendimentos e Participações S.A.

GPA 5 Empreendimentos e Participações S.A.

ECQD Participações Ltda.

Vedra Empreendimentos e Participações S.A.

MAGALHÃES ANDRADE S/C AUDITORES INDEPENDENTES, an audit and consulting firm registered with the Conselho Regional do Estado de São Paulo under Nº 2SP000233/O-3, and enrolled  into Brazilian IRS Registry of Legal Entities (CNPJ/MF) under the Nº 62.657.242/0001-00, with head-office at Av. Brigadeiro Faria Lima, 1893 - 6º andar, Jardim Paulistano, at the Capital of the State of São Paulo, appointed by you as an expert appraiser to carry out the valuation of net assets at book value of Sé Supermercados Ltda., Vancouver Empreendimentos e Participações Ltda., Duque Conveniências Ltda., PA Publicidade Ltda., API SPE 06 Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., Monte Tardeli Empreendimentos e Participações S.A., GPA 4 Empreendimentos e Participações S.A., GPA 5 Empreendimentos e Participações S.A., ECQD Participações Ltda., and Vedra Empreendimentos e Participações S.A., for purposes of merging into Companhia Brasileira de Distribuição’s net assets, upon completing the diligence, verifications and calculations required to complete its work, presents the hereunder

APPRAISAL REPORT

São Paulo, November 21, 2014

MAGALHÃES ANDRADE S/C

Auditores Independentes

CRC2SP000233/Ó-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116.758/O-3

APPRAISAL REPORT

INTRODUCTION

1.     The present operation whereby Companhia Brasileira de Distribuição (CBD) or (Merging Company) merges net assets of investees Vancouver Empreendimentos e Participações Ltda. (VANCOUVER), Duque Conveniências Ltda. (DUQUE), PA Publicidade Ltda. (PAPU), API SPE 06 Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda. (SPE), Monte Tardeli Empreendimentos e Participações S.A. (MONTE TARDELI), GPA 4 Empreendimentos e Participações S.A. (GPA 4), GPA 5 Empreendimentos e Participações S.A. (GPA 5), ECQD Participações Ltda. (ECQD) and Vedra Empreendimentos e Participações S.A. (VEDRA), jointly referred as MERGED COMPANIES.

2.     As set out in the PROTOCOL OF MERGER AND JUSTIFICATION entered into, the MERGED COMPANIES herein referred to are limited liability companies and privately-held stock corporations whose fully subscribed for and paid-up capital comprises units of quotas and shares, as applicable, that shall be fully held by CBD.

3.     Whereas CBD shall be sole quotaholder and shareholder, as the case may be, of the MERGED COMPANIES, their merger into CBD is highly convenient to the company quotas of CBD and MERGED COMPANIES, since the merging activities and management of companies will generate considerable benefits of an administrative, economic and financial nature, mainly through rationalizing and simplifying the shareholding structure of the group, enabling the consolidation and reduction of operating costs and expenses, rendering feasible to capture operating and tax synergies of group companies.

4.     This REPORT, therefore, aims to determine the book value of net assets to be merged, in light of the Company’s equity at September 30, 2014.

5.     The Appraisal Report was issued in connection with the audit of the balance sheets of the MERGED COMPANIES prepared for this purpose at September 30, 2014, as well as the summary of significant accounting practices.

6.     Companies’ Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

7.     Our responsibility is to express an opinion on the investment held by CBD based on our audit. We conducted our audit in accordance with International and Brazilian Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

8.     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the MERGED COMPANIES’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the financial statements.

9.     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

VANCOUVER’s FINANCIAL POSITION

10.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 1 and summarized as follows:

ASSETS	98,418,138.22

(-) LIABILITIES	33,812,929.87

NET EQUITY	64,605,208.35

11.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

12.  ATTACHMENT 1 shows the breakdown of VANCOUVER’s net equity and current accounts held with companies of the Group. We highlighted in ATTACHMENT 2 the balances to be eliminated upon merger.

13.  VANCOUVER holds investments in group companies, as below, valued under the equity method of accounting, to be transferred to CBD upon merger. These units of quotas comprise nearly 100% of the capital of these companies.

Posto Ciara Ltda.	99,999 quotas
Auto Posto Império Ltda.	794,166 quotas
Auto Posto Duque Salim Maluf Ltda.	2,203,356 quotas
Auto Posto GPA Santo André Ltda.	831,669 quotas
Auto Posto Duque Lapa Ltda.	2,152,540 quotas
Duque Conveniências Ltda.	108,859 quotas

14.  ATTACHMENT 3 shows VANCOUVER‘s capital holding and the equity value of the units of quotas, evidencing controlling shareholder position of CBD and a non-controlling quotaholder who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

15.  In connection with the merger, the VANCOUVER’s units of quotas will cease to exist.

DUQUE CONVENIÊNCIAS’s FINANCIAL POSITION

16.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 4 and summarized as follows:

ASSETS	118,521.51

(-) LIABILITIES	169,713.32

NET EQUITY	(51,191.81)

17.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

18.  ATTACHMENT 4 shows the breakdown of DUQUE CONVENIÊNCIAS’s net equity and current accounts held companies of the Group. We highlighted in ATTACHMENT 5 the balances to be eliminated upon merger.

19.  ATTACHMENT 6 shows DUQUE CONVENIÊNCIAS’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

20.  In connection with the merger, the DUQUE CONVENIÊNCIAS’s units of quotas will cease to exist.

PAPU’s FINANCIAL POSITION

21.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 7 and summarized as follows:

ASSETS	27,364,046.71

(-) LIABILITIES	772,143.28

NET EQUITY	26,591,903.43

22.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

23.  ATTACHMENT 7 shows the breakdown of PAPU’s net equity and current accounts held with group companies of the Group. We highlighted in ATTACHMENT 8 the balances to be eliminated upon merger.

24.  ATTACHMENT 9 shows PAPU’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

25.  In connection with the merger, the PAPU’s units of quotas will cease to exist.

API SPE 06’s FINANCIAL POSITION

26.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 10 and summarized as follows:

ASSETS	16,211,318.20

(-) LIABILITIES	45,000.00

NET EQUITY	16,166,318.20

27.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

28.  ATTACHMENT 11 shows API SPE’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

29.  In connection with the merger, the API SPE’s units of quotas will cease to exist.

MONTE TARDELI’s FINANCIAL POSITION

30.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 12 and summarized as follows:

ASSETS	4,073.90

(-) LIABILITIES	1,495.00

NET EQUITY	2,578.90

31.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

32.  ATTACHMENT 12 shows the breakdown of MONTE TARDELLI’s net equity and current accounts held with group companies. We outlined in ATTACHMENT 13 the balances to be eliminated upon merger.

33.  ATTACHMENT 14 shows MONTE TARDELLI’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

34.  In connection with the merger, the MONTE TARDELLI’s units of quotas will cease to exist.

GPA 4’s FINANCIAL POSITION

35.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 15 and summarized as follows:

ASSETS	5,640.90

(-) LIABILITIES	1,795.00

NET EQUITY	3,845.90

36.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

37.  ATTACHMENT 15 shows the breakdown of GPA 4’s net equity and current accounts held with group companies. We outlined in ATTACHMENT 16 the balances to be eliminated upon merger.

38.  ATTACHMENT 17 shows GPA 4’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

39.  In connection with the merger, the GPA 4’s units of quotas will cease to exist.

GPA 5’s FINANCIAL POSITION

40.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 18 and summarized as follows:

ASSETS	6,141.20

(-) LIABILITIES	1,980.00

NET EQUITY	4,161.20

41.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

42.  ATTACHMENT 18 shows the breakdown of GPA 5’s net equity and current accounts held with group companies. We outlined in ATTACHMENT 19 the balances to be eliminated upon merger.

43.  ATTACHMENT 20 shows GPA 5’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

44.  In connection with the merger, the GPA 5’s units of quotas will cease to exist.

ECQD’s FINANCIAL POSITION

45.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 21 and summarized as follows:

ASSETS	6,655.55

(-) LIABILITIES	789,556.62

NET EQUITY	(782,901.07)

46.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

47.  ATTACHMENT 21 shows the breakdown of ECQD’s net equity and current accounts held with group companies. We outlined in ATTACHMENT 22 the balances to be eliminated upon merger.

48.  ECQD is a shareholder of Nova Pontocom Comércio Eletrônico S.A., whose investment is valued by the equity method of accounting, which will be transferred to CBD upon merger. The investment comprising 2,942,875 shares represents 4.85% of that company’s capital.

49.  ATTACHMENT 23 shows ECQD’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

50.  In connection with the merger, the ECQD’s units of quotas will cease to exist.

VEDRA’s FINANCIAL POSITION

51.  The Valuation at book value was accomplished in compliance with the terms of article 226 of Law Nº 6404/76 and with CVM Rules Nºs 319/99 and 320/99, based on the financial position disclosed in the balance sheet of September 30, 2014 prepared for such purpose, presented in ATTACHMENT 24 and summarized as follows:

ASSETS	7,735.90

(-) LIABILITIES	20,414.82

NET EQUITY	(12,678.92)

52.  The aforesaid balance sheet was prepared in accordance with the accounting practices adopted in Brazil. The valuation relied on the company’s ability to continue as a going concern.

53.  ATTACHMENT 24 shows the breakdown of VEDRA’s net equity and current accounts held with group companies. We outlined in ATTACHMENT 25 the balances to be eliminated upon merger.

54.  ATTACHMENT 26 shows VEDRA’s capital and equity value of units of quotas, evidencing controlling shareholder position of CBD and a non-controlling member who, as set forth in the PROTOCOL OF MERGER AND JUSTIFICATION, will sell CBD its equity quotas upon merger.

55.  In connection with the merger, the VEDRA’s units of quotas will cease to exist.

EFFECTS ON THE MERGER COMPANY

56.  The CBD balance sheet of September 30, 2014 is shown in ATTACHMENT 27 and its financial position at that date is as follows:

ASSETS	22,370,377,870.13

(-) LIABILITIES	12,135,101,275.89

NET EQUITY	10,235,276,594.24

57.  COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO holds investment in some companies hereon merged, recorded in its non-current assets and valued at the investee’s net assets value (equity pickup).

58.  The investments and the number of shares or units of quotas held by CBD are as follows:

	Quantity of shares or units of quotas	Equity holding
Sé Supermercados Ltda.	366,267,024	99.999999%
PA Publicidade Ltda.	99,999	99.999000%
Vancouver Empreendimentos e Participações Ltda.	71,359,990	99.999986%
Duque Conveniências Ltda.	1	0.000919%
ECQD Participações Ltda.	2,555,722	99.999608%
Vedra Empreendimentos e Participações S.A.	19,999	99.995000%
API SPE 06 Planejamento e Desenvolvimento de Empreendimentos Imobiliários	16,676,670	99.999999%
Monte Tardeli Empreendimentos e Participações S.A.	10,999	99.990909%
GPA 4 Empreendimentos e Participações S.A.	10,990	99.909091%
GPA 5 Empreendimentos e Participações S.A.	10,990	99.909091%

59.  Due to the agreement for sale of non-controlling equity quotas that CBD holds between  quotaholders of the MERGED COMPANIES, mentioned in this REPORT, CBD is herein deemed to be the sole member of the MERGED COMPANIES.

60.  In connection with the merger, the aforesaid investments in CBD cease to exist, which are replaced by the MERGED COMPANIES net assets, as shown in the balance sheets presented in ATTACHMENTS 1, 4, 7, 10, 12, 15, 18, 21 and 24, without any effect on CBD’s net equity.

61.  Whereas the MERGED COMPANIES’ non-controlling members commitment mentioned in this Report, there is no need to calculate the ratios of units of quotas and shares substituted, with no impairment of equitable effects.

62.  CBD current accounts with related parties are shown in ATTACHMENT 28, including those with MERGED COMPANIES to be eliminated upon merger.

CONCLUSION

63.  In view of the evidence and assertions herein set out, we conclude that net assets to be merged by Companhia Brasileira de Distribuição amount to R$ 106,527,244.18 and do not change the MERGER COMPANY’S net equity, since such amount has been recorded in its assets as investments and valued under the equity method of accounting, so as to reflect the net equity value of ACQUIRED subsidiaries.

64.  ATTACHMENT 29 shows CBD’s post-merger balance sheet and all related adjustments.

65.  ATTACHMENT 30 shows the notes to financial statements addressing the significant accounting practices adopted by the MERGED COMPANIES. Only notes significant for the interpretation of this Appraisal Report are presented herein.

STATEMENTS

66.  The appraisal expert expressly declares, pursuant to item I of article 5 of CVM Rule Nº 319, of December 3, 1999, that it does not have any direct or indirect interest in Companhia Brasileira de Distribuição or on the MERGED COMPANIES nor in the operation itself, and that there is no further circumstance that could be considered a conflict of interest. The appraisal expert also informs, pursuant to item II of paragraph 5 of the aforesaid CVM Rule Nº 319, that management of CBD and of the MERGED COMPANIES did not restrict, hamper or engage in any acts which might undermine the access, use or knowledge of information, properties, documents or work methodologies relevant to the quality of the respective conclusions.

This Appraisal Report has been issued in 30 (thirty) copies and contains 10 (ten) pages and 30 (thirty) attachments, printed one side only and initialed by the undersigned appraisal expert.

São Paulo, November 21, 2014

MAGALHÃES ANDRADE S/C

Auditores Independentes

CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

ATTACHMENT 1

VANCOUVER EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	18,353.34
Tax credits	914,874.44
Prepaid expense	25,608.60

Total current assets	958,836.38

Non current
Related parties	600.00
Tax credit	2,516,473.14
Other receivables	53,000,853.91
Advance for future capital increase	5,646,000.00
Investments	(2,484,856.42)
Property and equipment, net	3,156.48
Intangible assets	38,777,074.73

Total non current assets	97,459,301.84

TOTAL ASSETS	98,418,138.22

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Taxes and contributions payable	1,722,409.55
Payroll and related charges	16,033.02
Related parties	23,854,487.30
Other accounts payables	8,220,000.00

TOTAL LIABILITIES	33,812,929.87

SHAREHOLDERS' EQUITY
Share capital	71,360,000.00
Accumulated profit (loss)	(6,754,791.65)

SHAREHOLDERS' EQUITY	64,605,208.35

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	98,418,138.22

ATTACHMENT 2

VANCOUVER EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

ASSETS
Non current
Credit with related parties
Se	300.00
Posto Dq Lj Conven	300.00

600.00

LIABILITIES
Current
Related parties - other
CBD	(23,714,034.22)
Sendas	(36,202.70)
Se	(259.09)
PAPU	(39,453.04)
Posto Duque S Maluf	(1,680.33)
Posto Duque S Andre	(13.40)
Posto Duque Imperio	(40,804.20)
Posto Duque Lapa	(12,429.87)
Posto Duque Ciara	(9,610.45)

(23,854,487.30)

ATTACHMENT 3

VANCOUVER EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital

Quotaholders	In quotas	In BRL	Participation

Companhia Brasileira de Distribuição	71,359,990	71,359,990.00	99.999986%
GPA 2 Empreendimentos e Participações Ltda.	10	10.00	0.000014%
	71,360,000	71,360,000.00	100.000000%

Book value of Capital Shares
Quotaholders		In %	In BRL
Companhia Brasileira de Distribuição	99.999986%		64,605,199.30
GPA 2 Empreendimentos e Participações Ltda.		0.000014%	9.05
		100.000000%	64,605,208.35

ATTACHMENT 4

DUQUE CONVENIÊNCIAS LTDA.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	2,813.72
Trade accounts receivable	14,124.01
Employee advances	12,448.38
Tax credits	24,241.69

Total current assets	53,627.80

Non current
Related parties	20,756.17
Tax credit	31,411.47
Restricted deposits for legal proceedings	12,726.07

Total non current assets	64,893.71

TOTAL ASSETS	118,521.51

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Taxes and contributions payable	66,277.57
Payroll and related charges	12,374.11
Related parties	56,208.63
Other accounts payables	31,124.10

Total current liabilities	165,984.41

Non current
Provision form contingencies	3,728.91

Total non current liabilities	3,728.91

TOTAL LIABILITIES	169,713.32

SHAREHOLDERS' EQUITY
Share capital	108,860.00
Capital reserves	256,071.04
Accumulated profit (loss)	(416,122.85)

SHAREHOLDERS' EQUITY	(51,191.81)

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	118,521.51

ATTACHMENT 5

DUQUE CONVENIÊNCIAS LTDA.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

ASSETS
Non current
Credit with related parties
Se	564.84
Posto Dq Salim Maluf	956.42

1,521.26

LIABILITIES
Current
Related parties - other
Vancouver	(300.00)
Posto Duque S Maluf	(7,458.13)
Posto Duque Imperio	(3.78)
Posto Duque Lapa	(47,889.64)
Posto Duque Ciara	(557.08)

(56,208.63)

ATTACHMENT 6

DUQUE CONVENIÊNCIAS LTDA.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital

Quotaholders	In quotas	In BRL	Participation
Vancouver Empreendimentos e Participações Ltd	108,859	108,859.00	99.9991%
Companhia Brasileira de Distribuição	1	1.00	0.0009%
	108,860	108,860.00	100.0000%

Book value of Capital Shares
Quotaholders		In %	In BRL
Vancouver Empreendimentos e Participações Ltda.		99.9991%	(51,191.34)
Companhia Brasileira de Distribuição		0.0009%	(0.47)
		100.0000%	(51,191.81)

ATTACHMENT 7

PA PUBLICIDADE LTDA.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	8,177.59
Other accounts receivable	2,358,970.65
Tax credits	1,024,110.18

Total current assets	3,391,258.42

Non current
Related parties	23,668,038.23
Other accounts receivable	1,251.44
Restricted deposits for legal proceedings	303,498.62
Property and equipment, net	-

Total non current assets	23,972,788.29

TOTAL ASSETS	27,364,046.71

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Taxes and contributions payable	132,057.19
Related parties	308,890.01
Other accounts payables	126,717.34

Total current liabilities	567,664.54

Non current
Provision form contingencies	204,478.74

Total non current liabilities	204,478.74

TOTAL LIABILITIES	772,143.28

SHAREHOLDERS' EQUITY
Share capital	100,000.00
Profit reserve	9,321,153.71
Accumulated profit (loss)	17,170,749.72

SHAREHOLDERS' EQUITY	26,591,903.43

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	27,364,046.71

ATTACHMENT 8

PA PUBLICIDADE LTDA.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

ASSETS
Non current
Credit with related parties
Barcelona	374.05
Via Varejo S/A	39,453.04

39,827.09

LIABILITIES
Current
Related parties - other
CBD	(120,879.60)
Sendas	(46,689.72)
Se	(124,647.06)
Novasoc	(16,673.63)

(308,890.01)

ATTACHMENT 9

PA PUBLICIDADE LTDA.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital

Quotaholders	In quotas	In BRL	Participation
Companhia Brasileira de Distribuição	99,999	99,999.00	99.999%
GPA 2 Empreendimentos e Participações Ltda.	1	1.00	0.001%
	100,000	100,000.00	100.000%

Book value of Capital Shares
Quotaholders		In %	In BRL
Companhia Brasileira de Distribuição		99.999%	26,591,637.51
GPA 2 Empreendimentos e Participações Ltda.		0.001%	265.92
		100.000%	26,591,903.43

ATTACHMENT 10

API SPE 06 EMPREENDIMENTOS IMOBILIÁRIOS LTDA.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	7,570.20

Non current
Property and equipment, net	16,203,748.00

TOTAL ASSETS	16,211,318.20

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Other accounts payables	45,000.00

SHAREHOLDERS' EQUITY
Share capital	16,676,671.00
Expansion reserve	402,389.11
Accumulated profit (loss)	(912,741.91)

SHAREHOLDERS' EQUITY	16,166,318.20

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	16,211,318.20

ATTACHMENT 11

API SPE 06 EMPREENDIMENTOS IMOBILIÁRIOS LTDA.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital

Quotaholders	In quotas	In BRL	Participation
Companhia Brasileira de Distribuição	16,676,670	16,676,670.00	99.999994%
Sé Supermercados Ltda.	1	1.00	0.000006%
	16,676,671	16,676,671.00	100.000000%

Book value of Capital Shares
Quotaholders		In %	In BRL
Companhia Brasileira de Distribuição	99.999994%		16,166,317.23
Sé Supermercados Ltda.		0.000006%	0.97
		100.000000%	16,166,318.20

ATTACHMENT 12

MONTE TARDELI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	4,073.90

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Related parties	1,495.00

SHAREHOLDERS' EQUITY
Share capital	11,000.00
Accumulated profit (loss)	(8,421.10)

SHAREHOLDERS' EQUITY	2,578.90

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	4,073.90

ATTACHMENT 13

MONTE TARDELI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

LIABILITIES
Current
Related parties - other
CBD	(1,495.00)

ATTACHMENT 14

MONTE TARDELI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital

Shareholders	In shares	In BRL	Participation
Companhia Brasileira de Distribuição	10,990	10,990.00	99.909091%
GPA 2 Empreendimentos e Participações Ltda.	10	10.00	0.090909%
	11,000	11,000.00	100.000000%

Book value of Capital Shares
Shareholders		In %	In BRL
Companhia Brasileira de Distribuição	99.909091%		2,576.56
GPA 2 Empreendimentos e Participações Ltda.		0.090909%	2.34
		3100.000000%	2,578.90

ATTACHMENT 15

GPA 4  EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	5,640.90

TOTAL ASSETS	5,640.90

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Taxes and contributions payable	40.00
Related parties	1,755.00

TOTAL LIABILITIES	1,795.00

SHAREHOLDERS' EQUITY
Share capital	11,000.00
Accumulated profit (loss)	(7,154.10)

SHAREHOLDERS' EQUITY	3,845.90

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	5,640.90

ATTACHMENT 16

GPA 4 EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

LIABILITIES
Current
Related parties - other
CBD	(1,755.00)

ATTACHMENT 17

GPA 4  EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital

Shareholders	In shares	In BRL	Participation
Companhia Brasileira de Distribuição	10,990	10,990.00	99.909091%
GPA 2 Empreendimentos e Participações Ltda.	10	10.00	0.090909%
	11,000	11,000.00	100.000000%

Book value of Capital Shares
Shareholders		In %	In BRL
Companhia Brasileira de Distribuição	99.909091%		3,842.40
GPA 2 Empreendimentos e Participações Ltda.		0.090909%	3.50
		100.000000%	3,845.90

ATTACHMENT 18

GPA 5  EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	6,141.20

TOTAL ASSETS	6,141.20

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Taxes and contributions payable	40.00
Related parties	1,940.00

TOTAL LIABILITIES	1,980.00

SHAREHOLDERS' EQUITY
Share capital	11,000.00
Accumulated profit (loss)	(6,838.80)

SHAREHOLDERS' EQUITY	4,161.20

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	6,141.20

ATTACHMENT 19

GPA 5 EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

LIABILITIES
Current
Related parties - other
CBD	(1,755.00)
Inst Pao de Acucar	(185.00)

(1,940.00)

ATTACHMENT 20

GPA 5 EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital
Shareholders	In shares	In BRL	Participation
Companhia Brasileira de Distribuição	10,990	10,990.00	99.909091%
GPA 2 Empreendimentos e Participações Ltda.	10	10.00	0.090909%
	11,000	11,000.00	100.000000%

Book value of Capital Shares
Shareholders		In %	In BRL
Companhia Brasileira de Distribuição	99.909091%		4,157.42
GPA 2 Empreendimentos e Participações Ltda.		0.090909%	3.78
		100.000000%	4,161.20

ATTACHMENT 21

ECQD PARTICIPAÇÕES LTDA.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Other accounts receivable	1,610.20
Advances to suppliers	5,045.35

TOTAL ASSETS	6,655.55

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Taxes and contributions payable	773.98
Related parties	331,404.56
Other accounts payables	10,000.00

Total current liabilities	342,178.54

Non current
Allowance for loss in investments	447,378.08

TOTAL LIABILITIES	789,556.62

SHAREHOLDERS' EQUITY
Share capital	2,555,732.00
Stock option reserve	1,052.68
Investments gains	71,938.46
Profit reserve	923,757.75
Accumulated profit (loss)	(4,345,813.92)
Adjustments	10,431.96

SHAREHOLDERS' EQUITY	(782,901.07)

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	6,655.55

ATTACHMENT 22

ECQD PARTICIPAÇÕES LTDA.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

LIABILITIES
Current
Related parties - other
CBD	(331,404.56)

ATTACHMENT 23

ECQD PARTICIPAÇÕES LTDA.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital
Quotaholders	In quotas	In BRL	Participation
Companhia Brasileira de Distribuição	2,555,722	2,555,722.00	99.999609%
GPA 2 Empreendimentos e Participações Ltda.	10	10.00	0.000391%
	2,555,732	2,555,732.00	100.000000%

Book value of Capital Shares
Quotaholders		In %	In BRL
Companhia Brasileira de Distribuição		99.999609%	(782,898.01)
GPA 2 Empreendimentos e Participações Ltda.		0.000391%	(3.06)
		100.000000%	(782,901.07)

ATTACHMENT 24

VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	7,735.90

TOTAL ASSETS	7,735.90

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Related parties	20,414.82

SHAREHOLDERS' EQUITY
Share capital	20,000.00
Accumulated profit (loss)	(32,678.92)

SHAREHOLDERS' EQUITY	(12,678.92)

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	7,735.90

ATTACHMENT 25

VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

LIABILITIES
Current
Related parties - other
CBD	(20,414.82)

ATTACHMENT 26

VEDRA EMPREENDIMENTOS E PARTICIPAÇÕES S.A.

Distribution of share capital and equity value of the shares on 30/09/14

(amounts in Brazilian reais)

	Share capital
Shareholders	In shares	In BRL	Participation
Companhia Brasileira de Distribuição	19,999	19,999.00	99.995%
Sé Supermercados Ltda.	1	1.00	0.005%
	20,000	20,000.00	100.000%

Book value of Capital Shares
Shareholders		In %	In BRL
Companhia Brasileira de Distribuição		99.995%	(12,678.29)
Sé Supermercados Ltda.		0.005%	(0.63)
		100.000%	(12,678.92)

ATTACHMENT 27

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	41,612,304.97
Marketable securities	1,461,619,078.76
Trade accounts receivable	82,156,725.30
Related parties	87,382,733.22
(-) Allowance for doubtful debts	(404,567.11)
Other accounts receivable	62,004,303.50
Employee advances	23,384,544.66
Tax credits	181,419,266.52
Dividends receivable	41,611,728.48
Advances to suppliers	387,220,994.98
Available for sale	2,418,183.40
Inventories	2,292,585,014.89
Prepaid expense	73,507,569.08
Financial instruments	12,665,914.61
Related parties	166,235,978.74

Total current assets	4,915,419,774.00

Non current
Related parties	924,814,920.38
Other accounts receivable	59,927,539.59
Tax credit	458,126,609.01
Restricted deposits for legal proceedings	383,150,665.53
Prepaid expenses	26,584,862.39
Other receivables	83,574,881.14
(-) Allowance for doubtful debts	(41,268,845.11)
Advance for future capital increase	132,980,000.00
Financial instruments	2,519,955.73
Investments	8,101,021,384.96
Property and equipment, net	6,637,253,761.00
Intangible assets	686,272,361.51

Total non current assets	17,454,958,096.13

TOTAL ASSETS	22,370,377,870.13

ATTACHMENT 27 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheet as at September 30, 2014

(amounts in Brazilian reais)

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Loans and financing	1,840,088,763.51
Suppliers	2,256,970,064.87
Taxes and contributions payable	131,895,932.66
Taxes installments	142,618,011.10
Payroll and related charges	376,143,631.88
Related parties	2,252,617,980.96
Dividends payable	629,832.21
Other accounts payables	176,783,390.73

Total current liabilities	7,177,747,607.92

Non current
Loans and financing	3,507,626,545.86
Tax payable in installments	875,486,399.53
Provision form contingencies	355,580,415.00
Other accounts payable	12,445,886.40
Tax obligations	37,754,449.58
Deferred revenue	30,000,000.00
Related parties	138,459,971.60

Total non current liabilities	4,957,353,667.97

TOTAL LIABILITIES	12,135,101,275.89

SHAREHOLDERS' EQUITY
Share capital	6,782,217,575.29
Capital reserves	37,651.50
Stock option reserve	257,444,322.49
Investments gains	157,882,126.85
Other	7,360,000.00
Legal reserve	353,433,185.92
Profit reserve	876,364,145.24
Expansion reserve	1,134,626,728.28
Accumulated profit (loss)	712,822,252.32
Adjustments	(46,911,393.65)

SHAREHOLDERS' EQUITY	10,235,276,594.24

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	22,370,377,870.13

ATTACHMENT 28

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

ASSETS
Current
Accounts receivable - related parties
Sendas	39,249,762.28
Se	40,457,140.93
Novasoc	95,020.72
Barcelona	6,917,998.23
Xantocarpa	3,363.05
Via Varejo S/A	300,344.91
Nova PontoCom	357,128.24
GPA Logistica e Transportes	1,974.86

87,382,733.22

Credit with related parties
Mutuo Rec. Nova.Com	111,748,158.76
Mutuo Rec. Barcelona	54,487,819.98

166,235,978.74

Non current
Credit with related parties
CBD	405,072,522.43
Sendas	44,625,611.21
Se	64,268,239.28
Novasoc	120,879.60
PAPU	23,858,163.60
Barcelona	25,766,042.76
Xantocarpa Particip	20,414.82
Vedra Empr e Partici	5,251,253.44
Via Varejo S/A	23,714,034.22
Vancouver	52,401,533.45
Nova PontoCom	27,957,410.09
Gpa Malls & Properti	1,206.86
Gpa2 Empreend.Partic	1,755.00
Gpa4 Empreend.Partic	1,755.00
Gpa5 Empreend.Partic	4,279,796.85
GPA Logistica e Transportes	1,495.00
Monte Tardeli Empree	331,404.56
Mutuo a Receber Sé	240,573,074.29
Mutuo a Rec Nova.Com	1,453,551.81
Posto Dq Salim Maluf	1,017,314.22
Posto Dq Lj Conven	2,083,140.38
Posto Duque Imperio	893,650.54
Posto Duque Lapa	1,120,670.97

924,814,920.38

ATTACHMENT 28 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Related Parties balance composition in 30/09/2014

(amounts in Brazilian reais)

LIABILITIES
Current
Suppliers - related parties
Sendas	(21,650,712.80)
Se	(1,461,682.04)
Novasoc	(171,414.48)
Barcelona	(1,025,934.27)
Xantocarpa Participa	(351,802.21)
Via Varejo S/A	(316,281.66)
Nova PontoCom	(3,098.65)
GPA Logística e Transportes	(14,730,929.81)

(39,711,855.92)

Related parties - other
Sendas	(145,945,107.46)
Se	(1,424,389,485.29)
Novasoc	(3,599,405.43)
PAPU	(23,628,211.14)
Barcelona Com. Var.	(406,206,931.57)
Xantocarpa Particip	(5,641,469.70)
Via Varejo S/A	443,457.85
Bellamar	(25,527,399.99)
Gpa Malls & Properti	(2,100,881.70)
GPA Logísitica e Transportes	(2,675,514.04)
Nova PontoCom	(44,960.00)
Passivo Ind. Via Var	(104,923,101.97)
Pas. Inden. Via Vare	(96,192,117.08)
Pontocred Neg de Var	(741,029.14)
Posto Duque S Maluf	(58,642.95)
Posto Duque S Andre	(10,107.60)
Loja Duque Convenien	(19,234.91)
Posto Duque Imperio	(37,969.29)
Posto Duque Lapa	(33,275.77)
Posto Duque Ciara	(11,125.68)
GPA Audax Esporte Cl	(99,293.57)
GPA Audax Rio Clube	(2,804.14)
Inst Pao de Acucar	(2,167.39)
CoopHabitacional Gpa	(3,933,805.35)
Wilkes	(209,398.52)
Financeira Itau	(5,971,401.32)
Casino	(1,056,597.81)

(2,252,617,980.96)

Non current
Related parties
Mútuo a pagar Via Varejo	(138,459,971.60)

ATTACHMENT 29

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheet after the merger

(amounts in Brazilian reais)

											Adjustsments
	Vancouver	Duque	CBD	PAPU	API SPE 06	Monte Tardeli	GPA 4	GPA 5	ECQD	Vedra	Debit	Credit	CBD após a Incorporação
ASSETS
Current
Cash and cash equivalents	18,353.34	2,813.72	41,612,304.97	8,177.59	7,570.20	4,073.90	5,640.90	6,141.20	-	7,735.90			41,672,811.72
Marketable securities	-	-	1,461,619,078.76	-	-	-	-	-	-	-			1,461,619,078.76
Trade accounts receivable	-	14,124.01	82,156,725.30	-	-	-	-	-	-	-			82,170,849.31
Related parties	-	-	87,382,733.22	-	-	-	-	-	-	-			87,382,733.22
(-) Allowance for doubtful debts	-	-	(404,567.11)	-	-	-	-	-	-	-			(404,567.11)
Other accounts receivable	-	-	62,004,303.50	2,358,970.65	-	-	-	-	1,610.20	-			64,364,884.35
Employee advances	-	12,448.38	23,384,544.66	-	-	-	-	-	-	-			23,396,993.04
Tax credits	914,874.44	24,241.69	181,419,266.52	1,024,110.18	-	-	-	-	-	-			183,382,492.83
Dividends receivable	-	-	41,611,728.48	-	-	-	-	-	-	-			41,611,728.48
Advances to suppliers	-	-	387,220,994.98	-	-	-	-	-	5,045.35	-			387,226,040.33
Available for sale	-	-	2,418,183.40	-	-	-	-	-	-	-			2,418,183.40
Inventories	-	-	2,292,585,014.89	-	-	-	-	-	-	-			2,292,585,014.89
Prepaid expense	25,608.60	-	73,507,569.08	-	-	-	-	-	-	-			73,533,177.68
Financial instruments	-	-	12,665,914.61	-	-	-	-	-	-	-			12,665,914.61
Related parties	-	-	166,235,978.74	-	-	-	-	-	-	-			166,235,978.74

Total current assets	958,836.38	53,627.80	4,915,419,774.00	3,391,258.42	7,570.20	4,073.90	5,640.90	6,141.20	6,655.55	7,735.90			4,919,861,314.25

Non current
Related parties	600.00	20,756.17	924,814,920.38	23,668,038.23	-	-	-	-	-	-		48,003,584.35	900,500,730.43
Other accounts receivable	-	-	59,927,539.59	1,251.44	-	-	-	-	-	-			59,928,791.03
Tax credit	2,516,473.14	31,411.47	458,126,609.01	-	-	-	-	-	-	-			460,674,493.62
Restricted deposits for legal proceedings	-	12,726.07	383,150,665.53	303,498.62	-	-	-	-	-	-			383,466,890.22
Prepaid expenses	-	-	26,584,862.39	-	-	-	-	-	-	-			26,584,862.39
Other receivables	53,000,853.91	-	83,574,881.14	-	-	-	-	-	-	-			136,575,735.05
(-) Allowance for doubtful debts	-	-	(41,268,845.11)	-	-	-	-	-	-	-			(41,268,845.11)
Advance for future capital increase	5,646,000.00	-	132,980,000.00	-	-	-	-	-	-	-		6,450,000.00	132,176,000.00
Financial instruments	-	-	2,519,955.73	-	-	-	-	-	-	-			2,519,955.73
Investments	(2,484,856.42)	-	8,101,021,384.96	-	-	-	-	-	-	-		106,527,244.18	7,992,009,284.36
Property and equipment, net	3,156.48	-	6,637,253,761.00	-	16,203,748.00	-	-	-	-	-			6,653,460,665.48
Intangible assets	38,777,074.73	-	686,272,361.51	-	-	-	-	-	-	-			725,049,436.24

Total non current assets	97,459,301.84	64,893.71	17,454,958,096.13	23,972,788.29	16,203,748.00	-	-	-	-	-			17,431,677,999.44

TOTAL ASSETS	98,418,138.22	118,521.51	22,370,377,870.13	27,364,046.71	16,211,318.20	4,073.90	5,640.90	6,141.20	6,655.55	7,735.90			22,351,539,313.69

ATTACHMENT 29 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance Sheet after the merger

(amounts in Brazilian reais)

											Adjustsments
	Vancouver	Duque	CBD	PAPU	API SPE 06	Monte Tardeli	GPA 4	GPA 5	ECQD	Vedra	Debit	Credit	CBD após a Incorporação
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Current
Loans and financing	-	-	1,840,088,763.51	-	-	-	-	-	-	-			1,840,088,763.51
Suppliers	-	-	2,256,970,064.87	-	-	-	-	-	-	-	24,239.91		2,256,945,824.96
Taxes and contributions payable	1,722,409.55	66,277.57	131,895,932.66	132,057.19	-	-	40.00	40.00	773.98	-			133,817,530.95
Taxes installments	-	-	142,618,011.10	-	-	-	-	-	-	-			142,618,011.10
Payroll and related charges	16,033.02	12,374.11	376,143,631.88	-	-	-	-	-	-	-			376,172,039.01
Related parties	23,854,487.30	56,208.63	2,252,617,980.96	308,890.01	-	1,495.00	1,755.00	1,940.00	331,404.56	20,414.82	47,979,344.44		2,229,215,231.84
Dividends payable	-	-	629,832.21	-	-	-	-	-	-	-			629,832.21
Advances for future capital increase	6,365,000.00	30,000.00	-	-	45,000.00	-	-	-	10,000.00	-	6,450,000.00		-
Other accounts payables	1,855,000.00	1,124.10	176,783,390.73	126,717.34	-	-	-	-	-	-			178,766,232.17

Total current liabilities	33,812,929.87	165,984.41	7,177,747,607.92	567,664.54	45,000.00	1,495.00	1,795.00	1,980.00	342,178.54	20,414.82			7,158,253,465.75

Non current
Allowance for loss in investments	-	-	-	-	-	-	-	-	447,378.08	-			447,378.08
Loans and financing	-	-	3,507,626,545.86	-	-	-	-	-	-	-			3,507,626,545.86
Tax payable in installments	-	-	875,486,399.53	-	-	-	-	-	-	-			875,486,399.53
Provision form contingencies	-	3,728.91	355,580,415.00	204,478.74	-	-	-	-	-	-			355,788,622.65
Other accounts payable	-	-	12,445,886.40	-	-	-	-	-	-	-			12,445,886.40
Tax obligations	-	-	37,754,449.58	-	-	-	-	-	-	-			37,754,449.58
Deferred revenue	-	-	30,000,000.00	-	-	-	-	-	-	-			30,000,000.00
Related parties	-	-	138,459,971.60	-	-	-	-	-	-	-			138,459,971.60

Total non current liabilities	-	3,728.91	4,957,353,667.97	204,478.74	-	-	-	-	447,378.08	-			4,958,009,253.70

TOTAL LIABILITIES	33,812,929.87	169,713.32	12,135,101,275.89	772,143.28	45,000.00	1,495.00	1,795.00	1,980.00	789,556.62	20,414.82			12,116,262,719.45

SHAREHOLDERS' EQUITY	64,605,208.35	(51,191.81)	10,235,276,594.24	26,591,903.43	16,166,318.20	2,578.90	3,845.90	4,161.20	(782,901.07)	(12,678.92)	107,374,015.98	846,771.80	10,235,276,594.24

TOTAL OF LIABILITIES AND SHAREHOLDERS' EQUITY	98,418,138.22	118,521.51	22,370,377,870.13	27,364,046.71	16,211,318.20	4,073.90	5,640.90	6,141.20	6,655.55	7,735.90	161,827,600.33	161,827,600.33	22,351,539,313.69

ATTACHMENT 30

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

1.     Basis of preparation

The interim financial statements were prepared under the historical cost basis, and adjusted to reflect the fair value of financial assets and liabilities (including derivative instruments) measured at fair value through profit or loss.

The accounting practices adopted in Brazil include those in Brazilian Corporation Law and the Standards and technical guidelines and interpretations issued by the Accounting Pronouncements Committee - CPC and approved by the CVM.

In the parent company financial statements, investments in subsidiaries are stated at the equity method.

The items included in the financial statements were measured by adopting the currency of the main economic scenario where the subsidiaries operates (“functional currency”), that is Real (“R$”), which is the reporting currency of this financial statement.

The interim financial statements for the nine-month period ended September 30, 2014 were approved by the Board of Directors on October 30, 2014.

2.     Significant accounting policies

a)    Financial instruments

Financial instruments are recognized on the trade date and recorded at fair value plus transaction costs directly attributable to their acquisition or issue. Their subsequent measurement occurs at the end of each reporting period according to the rules established for each category of financial assets and liabilities.

(i)            Financial assets

Initial recognition and measurement

The financial assets held by the Company and its subsidiaries within the scope of CPC 38 (IAS 39) are classified according the purpose for which they were acquired or contracted for the following categories: (i) assets measured at fair value through profit or loss; (ii) loans and receivables, and (iii) investments held to maturity. The Company determines the classification of their financial assets at inception.

Financial assets are initially recognized at fair value through profit or loss and transaction costs are expensed in the income statement. Loans and receivables are accounted for at amortized cost.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

Purchases or sales of financial assets that require the assets to be delivered within a time frame established by regulations or market conventions (negotiations under regular conditions) are recognized on the trade date, i.e., on the date that the Company and its subsidiaries commits to purchase or sell the asset.

The financial assets of the Company and its subsidiaries include cash and cash equivalents; trade accounts receivable, related-party receivables, court deposits and derivative financial instruments.

Subsequent measurement

•      Financial assets measured at fair value through profit or loss: they represent assets acquired for short-term realization purposes and are measured at fair value at the end of the reporting period, Interest rates, monetary restatement, exchange rate variation and variations arising from the fair value measurement are recognized in the income statement for the year as finance income or costs, when incurred.

•      Loans and receivables: these are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After the initial recognition, they are measured using the amortized cost through the effective interest method. Interest income, monetary restatement, exchange rate variation, less any impairment loss, as applicable, are recognized in the income statement as finance income or costs, when incurred; and

•      Held-to-maturity financial assets and liabilities: financial assets and liabilities that cannot be classified as loans and receivables as they are quoted in an active market, In this case, these financial assets are acquired with the intent and ability to hold to maturity. They are stated at their acquisition cost plus income earned against profit or loss for the year using the effective interest rate method.

Derecognition of financial assets

A financial asset (or, as applicable, a part of a financial asset or a part of a group of similar financial assets) is derecognized when:

•      Its right to receive cash flows has expired; and

•      The Company and its subsidiaries have transferred their rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full to a third party under an on lending agreement; and (a) the Company has transferred substantially all the risks and rewards related to the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards related to the assets, but has transferred its control.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

When the Company has transferred its rights to receive cash flows from an asset or has entered into an on lending agreement, and has neither transferred nor retained substantially all the risks and rewards related to the asset or transferred control of the asset, the asset is maintained and an associated liability is recognized. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations retained by the Company and subsidiaries.

Impairment of financial assets

At the end of the reporting periods, the Company and its subsidiaries assess whether there is any indication of impairment of a financial asset or group of financial assets. The impairment of a financial asset or group of financial assets is only considered when there is objective evidence resulting from one or more events occurred after the asset’s initial recognition (“loss event”), and if said event affects the estimated future cash flows of the financial asset or group of financial assets, which can be reliably estimated. The evidence of impairment may include indications that debtors (or group of debtors) are going through relevant financial constraints, moratorium or default in the amortization of interest or principal; likelihood that they will file for bankruptcy or another type of financial reorganization; and when these data indicate a measurable decrease in future cash flows, such as default interest variations or economic conditions related to default.

Specifically in relation to financial assets held to maturity, the Company and its subsidiaries, firstly, verify whether there is objective evidence of impairment individually for financial assets that are individually significant, or collectively for assets that are not individually significant, Should the Company and its subsidiaries determine the nonexistence of objective evidence of impairment of a financial asset measured individually – whether or not this significant loss – the Company classifies it in a group of financial assets with similar credit risk characteristics which are evaluated collectively. The assets individually assessed as to impairment, or for which the impairment is (or continues to be) recognized, are not included in the collective assessment of the loss.

Impairment is measured as the difference between the carrying amount of an asset and the present value of the estimated future cash flows (excluding future credit losses that have not been incurred) discounted by the original effective interest rate of the financial asset. The asset’s carrying amount decreases through the use of a provision and the impairment loss is recognized in the income statement, Interest revenue is recorded in the financial statements as part of finance income, In the case of loans or investments held to maturity with a variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

If, in a subsequent period, impairment decreases and this reduction can be objectively associated with an event occurred after the recognition of the provision (such as an improvement in a debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the income statement, If a write-off is later recovered, this recovery is also recognized in the income statement.

(ii)          Financial liabilities

The financial liabilities under the scope of CPC 38 (IAS 39) are classified as loans, borrowings or derivative financial instruments designated as hedge instruments in an effective hedge relationship, as applicable. The Company defines the classification of its financial liabilities at initial recognition.

All financial liabilities are initially recognized at fair value and, in the case of loans and borrowings, plus directly attributable transaction costs.

The Company’s financial liabilities include loans and financing, debentures and derivative financial instruments.

Subsequent measurement

After initial recognition, interest-bearing loans and financings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement for the year when the liabilities are written off, or through amortization according to the effective interest rate method.

Derecognition of financial liabilities

A financial liability is derecognized when the underlying obligation is settled, cancelled or expired.

When an existing financial liability is replaced by another from the same lender, on substantially different terms, or the terms of an existing liability are substantially modified, this replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in income statement.

Offsetting of financial instruments

Financial assets and liabilities are offset and stated net in the financial statements only if there is a currently enforceable legal right to offset the recognized amounts and there is an intention of settling them on a net basis or realizing the assets and settling the liabilities simultaneously.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

b)    Foreign currency transactions

Foreign currency transactions are initially recognized at market value of the corresponding currencies on the date the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated to Real according to the market price at the end of the reporting periods. Differences arising on payment or translation of monetary items are recognized in financial result.

c)    Hedge accounting

The Company uses derivative financial instruments such as interest rate and exchange rate swaps.

These derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value at the end of each reporting period. Derivatives are accounted for as financial assets when their fair value is positive and as financial liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are directly recorded in the income statement.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and its objective and risk management strategy for contracting the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of the changes in the hedging instrument’s fair value in offsetting the exposure to changes in the fair value of the hedged item or cash flow attributable to the hedged risk. These hedges are expected to be highly effective in offsetting changes in the fair value or cash flow and are assessed on an ongoing basis to determine if they actually have been highly effective throughout the years of the financial reports for which they were designated.

For the purposes of hedge accounting, these are classified as fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability.

The following are recognized as fair value hedges, in accordance with the procedures below:

•      The change in the fair value of a derivative financial instrument classified as interest rate hedging is recognized as financial result. The change in the fair value of the hedged item is recorded as a part of the carrying amount of the hedged item and is recognized in the income statement;

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

•      For fair value hedges relating to items accounted for at amortized cost, the adjustment to the carrying amount is amortized in profit or loss over the remaining term to maturity. Effective interest rate amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the hedged risk;

•      If the hedge item is derecognized, the unamortized fair value is immediately recognized in profit or loss; and

•      In order to calculate the fair value, debts and swaps are measured through rates disclosed in the financial market and projected up to their maturity date. The discount rate used in the calculation by the interpolation method for borrowings loans denominated in foreign currency is arrived at through DDI curves, clean coupon and DI x Yen, indices disclosed by the BM&FBovespa (the Brazilian Securities, Commodities and Futures Exchange), whereas for loans denominated in reais, the Company uses the DI curve, an index published by the CETIP and calculated through the exponential interpolation method.

d)    Cash and cash equivalents

Cash and cash equivalents consist of cash, checking account and highly liquid short-term investments that are readily convertible into a known cash amount, and are subject to an insignificant risk of change in value, with intention and possibility to be redeemed in the short term in until 90 days.

e)    Trade accounts receivable

Trade receivables are stated and maintained in the balance sheet position at their face sales amounts less allowance for doubtful debts, which is recorded based on the track record of loss and the risk analysis of the entire customer portfolio and the respective likelihood of collection.

Trade receivables refer to non-derivative financial assets with fixed payments or which may be calculated, without quotation in an active market. After the initial measurement, these financial assets are subsequently measured at amortized cost according to the effective interest method (“EIM”), less impairment. The amortized cost is calculated taking into account eventual discounts or premiums over the acquisition and tariffs or costs comprising the EIM. The EIM amortization is included in net finance income (costs) in the income statement. Impairment expenses are recognized in the income statement.

At the end of each reporting period, the Company assesses if the financial assets or group of financial assets are impaired.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

Impairment of receivables are based on historical rates observed in the last 24 months, besides observation of economic events like unemployment rates, consumer trends and past due receivables in the portfolio.

Impairment of receivables is considered uncollectable, therefore, written off definitely after 180 days past due.

f)     Inventories

Inventories are accounted for at cost or net realizable value, whichever is lower. Inventories purchased are recorded at average cost, including warehouse and handling costs, to the extent these costs are necessary to make inventories available for sale in the stores, less bonuses received from suppliers.

Net realizable value is the selling price in the ordinary course of business, less the estimated costs necessary to make the sale.

Inventories are reduced by an allowance for losses and breakage, which is periodically reviewed and evaluated as to it is adequacy.

g)    Bonuses

Bonuses received from suppliers are measured and recognized based on contracts and agreements signed, and recorded the result insofar as the corresponding inventories are sold.

Comprise purchase volume agreement, logistics services and specific negotiations to recompose margin or marketing agreements, among others, and are deducted from payables to the respective suppliers, once the Company is contractually entitled to settle trade payables net of amounts receivable by way of bonus.

h)    Present value adjustment of assets and liabilities

Current monetary assets and liabilities, when relevant, and long-term assets and liabilities are adjusted to their present value. The present value adjustment is calculated taking into account contractual cash flows and the respective explicit or implied interest rates.

Interest rates embedded in revenue, expenses and costs associated with said assets and liabilities are adjusted for appropriate recognition in conformity with the accrual basis of accounting. The present value adjustment is recorded in those items, subject to the application of the rule against the financial result.

Present value adjustment of sales received in installments is initially recognized against “Trade Accounts Receivable” account, and unwinded against net sales over time.

Other accounts over which present value adjustment is recorded, the unwinding is made against financial result.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

i)     Impairment of non-financial assets

Impairment testing is designed, so the Company can present the net realizable value of an asset.

This amount may be realized directly or indirectly, respectively, through the sale of the asset or the cash generated by the use of the asset in the Company and its subsidiaries’ activities.

The Company and its subsidiaries test their tangible or intangible assets for impairment annually or whenever there is internal or external evidence that they may be impaired.

An asset’s recoverable amount is defined as the asset’s fair value or the value in use of its cash generating unit (CGU), whichever is higher, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and an allowance for impairment is recorded to adjust its carrying amount to its recoverable amount, In assessing the recoverable amount, the estimated future cash flow is discounted to present value using a pre-tax discount rate that represents the Company’s weighted average cost of capital (“WACC”), reflecting current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognized in profit or loss for the year in expense categories consistent with the function of the respective impaired asset. Previously recognized impairment losses are only reversed in case of change in the assumptions used to determine the asset’s recoverable amount at its initial or most recent recognition, except for goodwill, which cannot be reversed in future years.

j)     Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or impairment losses, if any. This cost includes the cost of acquisition of equipment and financing costs for long term construction projects, if the recognition criteria are met. When significant components of property and equipment are replaced, they are recognized as individual assets with specific useful lives and depreciation. Likewise, when a major replacement is performed, its cost is recognized at the carrying amount of the equipment as a replacement, if the recognition criteria are met. All other repair and maintenance costs are recognized in profit or loss for the year as incurred.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

Asset category _	Average annual depreciation rate
Buildings	2.50%
Improvements	4.43%
Data processing equipment	20.14%
Software	12.78%
Facilities	8.04%
Furniture and fixtures	9.92%
Vehicles	23.81%
Machinery and equipment	9.30%
Decoration	20.00%

k)    Foreign currency translation

Quarterly financial information is presented in Brazilian reais, which is the functional currency. Each entity determines its functional currency and all your financial transactions are measured in that currency.

The financial statements of subsidiaries that use a different functional currency are translated according to the closing exchange rate:

•      Assets and liabilities, including goodwill and fair value adjustments, are translated into Reais at the closing date;

•      Statement of income and statement of cash flows are translated into Brazilian reais using the average rate for the period, unless significant changes occurred, at which time the rate of the transaction date is used;

Differences in foreign exchange variations are recognized directly in a separate component of equity. When a foreign operation is sold, the accumulated value of exchange rate adjustment in equity is released to the income statement.

Conversion effects of investment in a foreign operation are recognized in separate component of equity and reclassified to earnings when the write off of the investment.

Transactions in foreign currencies (i.e., transactions in currencies other than the functional currency) are translated into reais using the exchange rate at the transaction date.

Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange rate is recorded in financial income. Non-monetary assets and liabilities denominated in foreign currencies are translated at the transaction rate.

l)     Pension plan

The pension plan is funded through payments to insurance companies, which are classified as a defined contribution plan according to CPC 33 (IAS 19). A defined contribution plan is a pension plan whereby the Company pays fixed contributions to a separate legal entity. The Company has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

  New standards issued but not yet effective

a)    General legislation

Provisional Presidential Decree 627/13 – in November 2013, the Provisional Presidential Decree MP 627 was issued, changing the tax legislation and eliminating the Transitory Tax Regimen – RTT. In May 2014, the Law 12,973 was issued, resulted from the conversion of the MP 627 in law. The Company, together with its external advisors, analyzed the Law 12,973 and Normative Instruction − IN 1,492, to assess the implications of its anticipated application and the possible impact on the parent company and consolidated interim financial information for the nine-month period ended September 30, 2014. Until the date of approval of this interim financial information, the Company has not identified any significant effects to be recognized as consequence of enactment of the Law 12,973.

  Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the individual and consolidated quarterly financial information of the Company requires Management to make judgments, estimates and assumptions that impact the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the period; however, uncertainty about these assumptions and estimates could result in outcomes that require material adjustments to the carrying amount of the asset or liability impacted in future periods.

The significant assumptions and estimates for quarterly financial information for the nine-month period ended September 30, 2014 were the same as those adopted in the consolidated and individual financial statements for the year ended December 31, 2013, presented on February 14, 2014, and therefore, should be read together, except for the impairment test, which is tested annually only observing indicators during the year as described in notes 15 and 16.

  Property and equipments (partial)

The Company has not identified evidence of loss in the amount of the items of its property and equipment, which require a new measurement of recoverable amount of assets at September 30, 2014.

ATTACHMENT 30 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Notes to Financial Statements
material for purposes of this Appraisal Report

  Intangible

c)    Impairment test of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as of December 31, 2013 according to the method described in note 4 - Significant accounting policies, in the financial statements of December 31, 2013, released on February 14, 2014.

As a result of the impairment test conducted in 2013 and because there is no evidence of loss in this value on September 30, 2014, the Company concluded not necessary to perform a new measurement of recoverable amount of these assets. For the year ending December 31, 2014, Company’s Management will perform new impairment tests for all goodwill and intangible assets recognized until this date.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 12, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.